HERNÁNDEZ GÓMEZ ABOGADOS, S.C.
CORREDURÍA PÚBLICA NÚMERO 9
DEL ESTADO DE JALISCO

FERNANDO HERNÁNDEZ GÓMEZ

ALEJANDRO AGUILAR GARIBAY
ARTURO ESPINOZA GARCÍA DE ALBA
ALEJANDRO RODAS PORTUGAL
CRISTINA IRENE LASSO CERVANTES

CONSULEGIS
MEMBER OF CONSULEGIS, AN INTERNATIONAL ASSOCIATION OF LAW FIRMS.

MAR BÁLTICO NO. 2237, 4° PISO
COLONIA COUNTRY CLUB
GUADALAJARA, JALISCO, MX 44637
TEL. (33) 3817-1731 FAX 3817-1732

04036359

RECEIVED
2004 AUG 19 A 7:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

August 9th, 2004.

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Filing Desk/
Office of International corporate Finance

Attn: <u>Nina Mogiriazad</u>

SUPPL

Re: Hilasal Mexicana, S.A. de C.V..- Information Furnished Pursuant to Rule 12g3-2(b) - **File 82-4743**

Dear Nina:

On behalf of Hilasal Mexicana, S.A. de C.V. (the "Company"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed for filing is an English version of the Company's non consolidated financial statements of (i) the second trimester report for 2004 (year ended December 31, 2004), which were filed before the Bolsa Mexicana de Valores (the Mexican Stock Exchange) pursuant to its rules governing listed companies y Mexico.

This information is being furnished with the understanding that such information will not be deemed "filed" with the Securities an Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (5233) 38171731 should you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it in the enclosed self-addressed envelope.

PROCESSED
AUG 20 2004
THOMSON FINANCIAL

Sincerely,

Fernando Hernandez, Esq.

Second Trimester Report for 2004.

In the domestic market, the renegotiations for the conditions with the clients for the sales, were made allowing to improve the sales price. Those negotiations are concluded.

The implementation of a program to improve the operational and production expenses, which includes a reduction of the working personnel of 19% in reference as of the year 2003.

In the foreign market the exports continue this trimester according to the sales program for two of the principal nets in the USA, which carried out an incrementing of the 59.2% of the total sales in UScy Dollars.

Result Balance 2T04 vs 2T03 (April- June)

The total sales decrease 11.9% in volume, 11.3% in UScy Dollars and 6.1% in Mexican pesos legal currency.

The export sales increase 127.7% in volume, 59.2% in UScy Dollars and 68.4% in Mexican pesos legal currency.

The operational profit is $9.1 million Mexican pesos legal currency and represents the 7.7% of the sales.

Total Financing Cost

The total financing cost was ($4.3) millions Mexican pesos legal currency during 2T03 comparing to the $9.5 million pesos during 2T04. The variation reflects the results considering the type of change.

Other Financial Operations

The corporation did not generate an Income Tax Base neither "PTU". There was recognition of the corresponding adjourned tax.

Net Profit

Due to the exchange rate, the semester ends with net loss of $3.1 millions Mexican pesos.

Last 12 months results 2004 vs 2003 (July - June)

The total amount of sales increased 7.0% in volume, 2.9% in UScy Dollars and 6.5% in Mexican pesos.

The national sales decreased 18.6% in volume, 16.0% in UScy Dollars and 13.2% in Mexican pesos.

Taxes, PTU and Extraordinary Entries.

There has not been generated any Income Tax base and "PTU". The adjourned tax is in favor and represents $8.1 millions Mexican pesos legal currency.

General Issues.
The strategies followed by Hilasal to increase the sales of the corporation during the second semester of 2004, were to rework in the national market, to decrease the investment in the working personnel, decrease the operational expenses and decrease the debts.

An operation machine that works on a blanking rail which increases the efficiency and flexibility on the dry cleaner area.

The acquisition of the license rights from Disney for the movie Crazy Cows. The renovation of the license of Looney Tunes.

Hilasal

MEXICANA, S.A DE C.V.

Second Quarter Report

2004

Confidential

STOCK EXCHANGE CODE: **HILASAL** Quarter: **2** Year: **2004**

HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT

AT JUNE 30 OF 2004 AND 2003

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**670,565**	100	**662,432**	100
2	**CURRENT ASSETS**	**266,179**	**40**	**255,112**	**39**
3	CASH AND SHORT-TERM INVESTMENTS	1,424	0	5,461	1
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	109,986	16	117,387	18
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	12,468	2	11,261	2
6	INVENTORIES	142,301	21	121,003	18
7	OTHER CURRENT ASSETS	0	0	0	0
8	**LONG-TERM**	**0**	**0**	**0**	**0**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATED	0	0	0	0
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**397,926**	**59**	**403,663**	**61**
13	PROPERTY	158,603	24	158,304	24
14	MACHINERY AND INDUSTRIAL EQUIPMENT	555,408	83	492,197	74
15	OTHER EQUIPMENT	91,327	14	88,920	13
16	ACCUMULATED DEPRECIATION	433,301	65	346,023	52
17	CONSTRUCTION IN PROGRESS	25,889	4	10,265	2
18	**DEFERRED ASSETS (NET)**	**6,460**	**1**	**3,657**	**1**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**376,905**	100	**339,718**	100
21	**CURRENT LIABILITIES**	**151,368**	**40**	**92,070**	**27**
22	SUPPLIERS	47,602	13	19,915	6
23	BANK LOANS	81,296	22	48,991	14
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	10,670	3	14,932	4
26	OTHER CURRENT LIABILITIES	11,800	3	8,232	2
27	**LONG-TERM LIABILITIES**	**164,056**	**44**	**182,043**	**54**
28	BANK LOANS	164,056	44	182,043	54
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**61,481**	**16**	**65,605**	**19**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**293,660**	100	**322,714**	100
36	**CONTRIBUTED CAPITAL**	**215,849**	**74**	**215,853**	**67**
37	PAID-IN CAPITAL STOCK (NOMINAL)	48,417	16	50,411	16
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	123,213	42	121,223	38
39	PREMIUM ON SALES OF SHARES	44,219	15	44,219	14
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**77,811**	**26**	**106,861**	**33**
42	RETAINED EARNINGS AND CAPITAL RESERVE	224,946	77	231,304	72
43	REPURCHASE FUND OF SHARES	7,665	3	7,666	2
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(151,885)	(52)	(141,063)	(44)
45	NET INCOME FOR THE YEAR	(2,915)	(1)	8,954	3

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **2** YEAR: **2004**

HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATEDFINANCIAL STATEMENT

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**1,424**	100	**5,461**	100
46	CASH	1,356	95	5,381	99
47	SHORT-TERM INVESTMENTS	68	5	80	1
18	**DEFERRED ASSETS (NET)**	**6,460**	100	**3,657**	100
48	AMORTIZED OR REDEEMED EXPENSES	6,460	100	3,657	100
49	GOODWILL	0	0	0	0
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**151,368**	100	**92,070**	100
52	FOREING CURRENCY LIABILITIES	116,671	77	62,044	67
53	MEXICAN PESOS LIABILITIES	34,697	23	30,026	33
24	**STOCK MARKET LOANS**	**0**	100	**0**	100
54	COMMERCIAL PAPER		0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES		0	0	0
56	CURRENT MATURITIES OF BONDS		0	0	0
26	**OTHER CURRENT LIABILITIES**	**11,800**	100	**8,232**	100
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	11,800	100	8,232	100
27	**LONG-TERM LIABILITIES**	**164,056**	100	**182,043**	100
59	FOREING CURRENCY LIABILITIES	164,056	100	182,043	100
60	MEXICAN PESOS LIABILITIES	0	0	0	0
29	**STOCK MARKET LOANS**	**0**	100	**0**	100
61	BONDS		0	0	0
62	MEDIUM TERM NOTES		0	0	0
30	**OTHER LOANS**	**0**	100	**0**	100
63	OTHER LOANS WITH COST		0	0	0
64	OTHER LOANS WITHOUT COST		0	0	0
31	**DEFERRED LOANS**	**61,481**	100	**65,605**	100
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	61,481	100	65,605	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**0**	100	**0**	100
68	RESERVES		0	0	0
69	OTHERS LIABILITIES		0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(151,885)**	100	**(141,063)**	100
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	(111,285)	(73)	(90,363)	(64)
71	INCOME FROM NON-MONETARY POSITION ASSETS	(40,600)	(27)	(50,700)	(36)

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **2** YEAR: **2004**

HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
72	WORKING CAPITAL	114,811	163,042
73	PENSIONS FUND AND SENIORITY PREMIUMS	1,266	1,067
74	EXECUTIVES (*)	10	10
75	EMPLOYERS (*)	267	269
76	WORKERS (*)	665	661
77	CIRCULATION SHARES (*)	130,245,746	130,245,746
78	REPURCHASED SHARES (*)	9,194,254	9,194,254

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HILASAL** QUARTER: 2 YEAR: **2004**
HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED **EARNING STATEMENT**
FROM JANUARY THE 1st TO JUNE 30 OF 2004 AND 2003
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**238,663**	**100**	**227,179**	**100**
2	COST OF SALES	191,429	80	171,027	75
3	**GROSS INCOME**	**47,234**	**20**	**56,152**	**25**
4	OPERATING EXPENSES	35,875	15	33,435	15
5	**OPERATING INCOME**	**11,359**	**5**	**22,717**	**10**
6	TOTAL FINANCING COST	9,698	4	3,465	2
7	**INCOME AFTER FINANCING COST**	**1,661**	**1**	**19,252**	**8**
8	OTHER FINANCIAL OPERATIONS	7,269	3	6,059	3
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**(5,608)**	**(2)**	**13,193**	**6**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	(2,693)	(1)	4,239	2
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**(2,915)**	**(1)**	**8,954**	**4**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS OPARATION**	**(2,915)**	**(1)**	**8,954**	**4**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**(2,915)**	**(1)**	**8,954**	**4**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**(2,915)**	**(1)**	**8,954**	**4**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HILASAL** QUARTER: YEAR: **2004**
HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**238,663**	**100**	**227,179**	**100**
21	DOMESTIC	122,925	52	169,469	75
22	FOREIGN	115,738	48	57,710	25
23	TRANSLATED INTO DOLLARS (***)	10,241	4	5,223	2
6	**TOTAL FINANCING COST**	**9,698**	100	**3,465**	100
24	INTEREST PAID	4,710	49	4,511	130
25	EXCHANGE LOSSES	16,369	169	14,933	431
26	INTEREST EARNED	156	2	230	7
27	EXCHANGE PROFITS	8,798	91	13,465	389
28	GAIN DUE TO MONETARY POSITION	(2,427)	(25)	(2,284)	(66)
8	**OTHER FINANCIAL OPERATIONS**	**7,269**	100	**6,059**	100
29	OTHER NET EXPENSES (INCOME) NET	7,269	100	6,059	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**(2,693)**	100	**4,239**	100
32	INCOME TAX	0	0	0	0
33	DEFERED INCOME TAX	(2,693)	(100)	3,223	76
34	WORKERS' PROFIT SHARING	0	0	1,016	24
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **2** YEAR: **2004**
HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	257,396	236,999
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	443,491	416,319
39	OPERATION INCOME (**)	22,768	35,902
41	NET CONSOLIDATED INCOME (**)	(11,194)	12,842

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: **HILASAL** QUARTER: 2 YEAR: **2004**

HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT

FROM JANUARY THE 1st TO JUNE 30 OF 2004 AND 2003

(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**(2,915)**	**8,954**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	23,676	21,176
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**20,761**	**30,130**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	33,198	9,710
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**53,959**	**39,840**
6	CASH FLOW FROM EXTERNAL FINANCING	(3,408)	(34,075)
7	CASH FLOW FROM INTERNAL FINANCING	(35,881)	3,943
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(39,289)**	**(30,132)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(16,384)**	**(7,396)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(1,714)	2,312
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	3,138	3,149
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	1,424	5,461

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: **HILASAL** QUARTER: 2 YEAR: **2004**

HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**23,676**	**21,176**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	26,148	23,396
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	(45)	64
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	(2,427)	(2,284)
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**33,198**	**9,710**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	24,515	5,691
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	929	(1,874)
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	1,644	12,812
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	8,886	(7,264)
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(2,776)	345
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(3,408)**	**(34,075)**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	1,477	(7,733)
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	(4,885)	(26,342)
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(35,881)**	**3,943**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	(35,880)	3,902
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	(1)	41
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(16,384)**	**(7,396)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(29,480)	(20,871)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	13,096	13,475
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	0	0

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **2** YEAR: **2004**

HILASAL MEXICANA S.A. DE C.V.

RATIOS
NON CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
	YIELD		
1	NET INCOME TO NET SALES	(1.22) %	3.94 %
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	(3.81) %	3.98 %
3	NET INCOME TO TOTAL ASSETS (**)	(1.67) %	1.94 %
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00 %	0.00 %
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	(83.26) %	25.51 %
	ACTIVITY		
6	NET SALES TO NET ASSETS (**)	0.66 times	times 0.63
7	NET SALES TO FIXED ASSETS (**)	1.11 times	times 1.03
8	INVENTORIES ROTATION (**)	3.87 times	times 4.64
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	days 72	days 81
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	3.81 %	4.60 %
	LEVERAGE		
11	TOTAL LIABILITIES TO TOTAL ASSETS	56.21 %	51.28 %
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	times 1.28	times 1.05
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	74.48 %	71.85 %
14	LONG-TERM LIABILITIES TO FIXED ASSETS	41.23 %	45.10 %
15	OPERATING INCOME TO INTEREST PAID	2.41 times	times 5.04
16	NET SALES TO TOTAL LIABILITIES (**)	1.18 times	times 1.23
	LIQUIDITY		
17	CURRENT ASSETS TO CURRENT LIABILITIES	times 1.76	times 2.77
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.82 times	1.46 times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.71 times	times 0.75
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	0.94 %	5.03 %
	CASH FLOW		
21	CASH FLOW FROM NET INCOME TO NET SALES	8.70 %	13.26 %
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	13.91 %	4.27 %
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	11.46 times	8.83 times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	8.67 %	113.09 %
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	91.33 %	(13.09) %
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	179.93 %	282.19 %

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **2** YEAR: **2004**

HILASAL MEXICANA S.A. DE C.V.

DATA PER SHARE
NON CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ (0.09)	$ 0.09
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00	$ 0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 0.00	$ 0.00
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
8	CARRYING VALUE PER SHARE	$ 2.25	$ 2.48
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00	$ 0.00
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	0.44 times	0.40 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	(11.64) times	10.33 times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

Reporte al Segundo Trimestre del 2004

Comentarios del Trimestre
Valores en término de dólares

Por acuerdo del Consejo de Administración, se implementó un programa de reestructuración tendiente a mejorar la operación y rentabilidad de la empresa.
En el mercado nacional, se renegociaron las condiciones de venta con clientes permitiendo mejorar el precio de venta. Las negociaciones han sido concluidas. Un análisis a la cartera bajo esta perspectiva nos llevó a reconocer descuentos no aplicados de ejercicios anteriores cuyo registro se efectuó en este segundo trimestre en el rubro de resultado de ejercicios anteriores.
Se implementó un programa de optimización de gastos de producción y operativos, lo que ha incidido en una reducción de personal a la fecha del orden del 19% con respecto al cierre del 2003. Se seguirán dando ahorros adicionales en el segundo semestre.
Se definieron estrategias de valuación y desplazamiento de inventarios, especialmente en líneas de lento movimiento, lo que permitirá agilizar su realización optimizando el capital de trabajo.

En el mercado de exportación continuaron este trimestre los programas de venta a dos de las principales cadenas de EU, lo que significó un incremento del 59.2% de la venta en dólares.
Las condiciones de venta en el mercado exportación permitieron que el indicador de cartera de ventas de exportación, en días, se ubicara en el nivel más bajo histórico.
La deuda financiera en el trimestre se redujo 7.5% comparada contra el primer trimestre.

Estado de Resultados 2T04 vs 2T03 (abril - junio)

Las ventas totales disminuyeron 11.9% en volumen, 11.3% en dólares y 6.1% en pesos.

La disminución en las ventas del trimestre se explica por la venta nacional, la cual disminuyó 46.9% en volumen, 33.1% en dólares y 29.2% en pesos, al compararse contra el segundo trimestre del 2003 que incluyó una venta extraordinaria (no recurrente) para BBVA Bancomer por $ 35.8 millones. Sin considerar esta venta extraordinaria la venta nacional se incrementó 12.7%

La venta de exportación se incrementó 127.7% en volumen, 59.2% en dólares y 68.4% en pesos.

El margen bruto pasa del 21.7% al 22.6%, producto de la renegociación de condiciones con clientes.

Los gastos de operación pasan del 13.8% al 14.9% con respecto a ventas.

La utilidad operativa es de $9.1 millones de pesos y representa el 7.7% de la

venta

La UAFIDA se ubicó en 18.9% sobre ventas, comparado contra el 17.3% en el 2T03.

Costo Integral de Financiamiento

El costo integral de financiamiento fue de ($4.3) millones de pesos durante el 2T03 en comparación a $9.5 millones de pesos en el 2T04. La variación refleja los resultados por tipo de cambio.

Los intereses pagados aumentaron 7.7% en dólares y 14.3% en pesos por incremento de 0.43 puntos en la tasa. Los intereses netos con respecto a ventas pasaron del 1.5% al 2.0%. La tasa anual promedio de préstamos fue 3.31% en dólares.

La cobertura UAFIDA a intereses pagados fue de 9.0 veces.

La paridad cambiaria al 2T03 resultó en ($6.1) millones contra $7.0 millones de pesos al 2T04.

El Repomo al 2T03 fue de ($124) mil pesos comparado con $61 mil pesos al 2T04.

Otras Operaciones Financieras

Se registraron los gastos de capacidad instalada no considerada en el costo estándar, así como indemnizaciones extraordinarias de personal.

Impuestos, PTU y D-4

La empresa no generó base de ISR ni PTU. Se reconoce el impuesto diferido correspondiente.

Utilidad Neta

Derivada de los efectos de paridad cambiaria, se registra pérdida de $3.1 millones de pesos. En el 2T03 se alcanzó una utilidad neta de 6.5 millones, gracias a una utilidad cambiaria de 6.1 millones, mientras que en el 2T04 se registró una pérdida cambiaria de 7.0 millones de pesos.

Resultados Últimos Doce Meses 2004 vs 2003 (julio - junio)

Las ventas totales incrementaron 7.0% en volumen, 2.9% en dólares y 6.5% en pesos.

Las ventas nacionales disminuyeron 18.6% en volumen, 16.0% en dólares y 13.2% en pesos. También en estas cifras jugó un papel importante la venta extraordinaria a BBVA Bancomer por 35.8 millones de pesos en el 2T03.

Las exportaciones aumentaron 70.2% en volumen, 50.5% en término de dólares y 56.6% en pesos.

El margen bruto disminuyó al pasar del 25.4% al 20.8%, por el aumento en el precio del algodón y la mezcla de ventas de exportación con menor margen.

Los gastos de operación disminuyeron 1.0 puntos para ubicarse en 15.7% sobre ventas. Los gastos de venta mejoran de 8.0% a 7.6%. Los gastos de administración disminuyen 0.9% en términos reales y mejoran su indicador al pasar de 8.7% a 8.1% sobre ventas.

El margen de operación pasó del 8.6% al 5.1%.

La UAFIDA representó el 16.8% con respecto a ventas.

Costo Integral de Financiamiento

El costo integral de financiamiento a junio del 2003 representó $14.4 millones pesos en comparación de $27.7 millones de pesos a junio del 2004.

Los intereses pagados se redujeron 14.7% al pasar de $10.2 a $8.7 millones de pesos. En término de dólares disminuyeron de $936 mil a $768 mil. Los intereses netos mejoran su relación a ventas al pasar de 2.3% en el 2003 a 1.9% en el 2004.

La paridad cambiaria pasó de $11.9 millones a $25.3 millones de pesos.

El Repomo a junio del 2003 fue de $(7.2) millones de pesos, comparado con $(6.0) millones de pesos a junio del 2004.

Otras Operaciones Financieras

Este rubro refleja principalmente gastos por capacidad instalada no utilizada no incluidos en el costo estándar e indemnizaciones extraordinarias de personal.

Impuestos, PTU y Partidas Extraordinarias

No se ha generado base para ISR y PTU. El impuesto diferido es favorable y representa $8.1 millones de pesos.

Utilidad Neta

Se registra pérdida por $11.1 millones de pesos.

Balance al 30 de junio 2003 vs 30 de junio 2004.

De junio del 2003 a junio del 2004 la devaluación del peso con respecto al dólar representó el 10.6% y la inflación el 4.1%. Estos efectos generan

variación al comparar las cifras en término de pesos y dólares.

Los activos totales se incrementaron 1.2% en pesos disminuyendo 4.8% en dólares. La cartera disminuyó 6.3% en pesos y 11.9% en dólares. Los inventarios aumentaron 17.6% en pesos y 10.6% en dólares. Este crecimiento se da principalmente por tipo de cambio e incremento en el precio del algodón. El activo fijo disminuyó 1.4% en pesos y 7.3% en dólares.

El pasivo total aumentó 10.9% en pesos y 4.4% en dólares. La deuda con costo se mantiene en Us$21.3 millones con una composición del 33.1% a corto plazo y 66.9% a largo plazo.

El capital contable pasó de $322.7 a $293.6 millones. La cuenta de resultados de ejercicios anteriores disminuye 2.7% por los ajustes realizados a la cartera por el plan de reestructura. La cuenta de insuficiencia en la actualización de capital se incrementó $10.8 millones de pesos. Se registra una pérdida neta al 30 de junio del 2004 por $2.9 millones de pesos.

Asuntos Generales

Las estrategias seguidas por Hilasal para incrementar la rentabilidad de la empresa continuarán durante el segundo semestre del 2004 donde se prevé reforzar la venta en el mercado nacional, eficientar la capacidad utilizada, disminuir la inversión en capital de trabajo, reducir gastos operativos y disminuir deuda.

Recibimos la oferta de una de las dos cadenas atendidas en Estados Unidos para integrar el 100% de su programa a nuestra empresa ya que desea un solo proveedor para este programa. En la actualidad Hilasal atiende el 50% del programa. Sin embargo, las condiciones de mercado, precio y margen son contrarias a la estrategia que busca Hilasal para incrementar la rentabilidad y por ello se decidió declinar esta oferta, en su totalidad.

Como parte de la estrategia de disminuir nuestra exposición al tipo de cambio, se contrató un crédito a 3 años con BBVA Bancomer en pesos.

Entró en operación la maquinaría consistente en un Tren de Blanqueo que incrementa la eficiencia y flexibilidad del área de Tintorería.

Se contrataron con Disney licencias para las películas Vacas Vaqueras The Incredibles. Se renovó la licencia de Looney Tunes (en salidas de baño para niños).

El índice de bursatilidad de la empresa pasó de la posición 89 al cierre del primer trimestre del 2004 a la posición 88 a junio del 2004.

NOTA 1 PRINCIPALES POLÍTICAS CONTABLES Y FINANCIERAS

1.1 Bases para la determinación de las cifras

Los estados financieros que se acompañan, fueron formulados sobre la base de las disposiciones del Boletín B-10 y sus cinco documentos, emitidos por el Instituto Mexicano de Contadores Públicos A.C., en consecuencia sus cifras están expresadas en pesos del mismo poder adquisitivo de la fecha de cierre del trimestre que nos ocupa. La actualización de las cifras se desarrolló bajo los métodos de costos específicos y el de ajuste en el nivel general de precios, aplicando los índices nacionales de precios al consumidor proporcionados por el Banco de México.

Los efectos inflacionarios incorporados están en los siguientes rubros:

- Inventarios y costo de ventas
- Inmuebles, maquinaria y equipo (netos)
- Capital contable
- Exceso o insuficiencia en la actualización del capital
- Resultado por posición monetaria

1.1.1 Valuación de inversiones temporales

Están valuadas al costo de adquisición mas sus rendimientos (valor de mercado) y corresponden a inversiones a corto plazo.

1.1.2 Valuación de derechos y obligaciones en moneda extranjera

Las operaciones realizadas en moneda extranjera se registran en moneda nacional a los tipos de cambio vigente al cierre de cada periodo. Forman parte del costo integral de financiamiento, las diferencias en el tipo de cambio entre las fechas de realización y las de valuación al cierre.

1.1.3 Valuación de inventarios

Los inventarios de materia prima y producto terminado se valuaron al costo promedio de adquisición y al costo promedio de producción, respectivamente, siendo estos similares a los valores de reposición al reconocer el efecto de la paridad cambiaria de la moneda a la fecha de cierre, por aquellos productos cuya cotización en el mercado es en dólares americanos o convertibles a dicha moneda.

El costo de ventas es determinado por el sistema de costeo absorbente sobre la base de costos históricos, actualizados al valor de reposición.

1.1.4 Valuación de inmuebles, Maquinaria y Equipo.

Son registrados a su costo de adquisición y se actualizan a su valor neto de reposición mediante avalúo practicado por perito independiente.

1.1.5 Determinación de la Depreciación

Es calculada bajo el método de línea recta en función de la vida útil determinada por los valuadores y traducida a dólares americanos al inicio del ejercicio para reconocer en resultados las variaciones en el tipo de cambio, esto es para efectos financieros. Para efectos fiscales se utilizan tasas de la Ley del Impuesto sobre la Renta.

NOTA 2 INMUEBLES, PLANTA Y EQUIPO

En el trimestre de referencia, los inmuebles, planta y equipo fueron actualizados en sus valores con base al:

- Valor de reposición nuevo

El valor de reposición esta determinado en base al costo de adquisición en la divisa de origen, predominantemente dólares americanos traducidos al tipo de cambio vigente a la fecha de cierre del trimestre. Son determinantes las unidades de producción de equipos nuevos similares y los cambios tecnológicos y país de origen que en conjunto conforman el conocimiento actualizado del valor real de los bienes.

- Valor neto de reposición

El valor neto de reposición proviene de restarle al Valor de Reposición Nuevo la depreciación acumulada para cada bien

- Vida consumida

Los años de uso son determinados descontando a la fecha en que se practica el avalúo, la fecha de adquisición

- Vida útil remanente

La vida útil de nuestros equipos esta basada en los datos técnicos del fabricante e información sobresaliente de los adelantos tecnológicos y manejo adecuado de su mantenimiento, sin perder de vista su similitud con la vida útil para las tasas establecidas fiscalmente. Todo ello conduce a la determinación de los años de uso, la depreciación anual y acumulada y la vida útil remanente.

NOTA 3 CRÉDITOS BURSÁTILES

NO APLICA

NOTA 4 PASIVO CONTINGENTE

Laboral.- En caso de despido injustificado de sus trabajadores la empresa deberá pagar compensaciones acumuladas basadas en su antigüedad

NOTA 5 CAPITAL CONTABLE

5.1 El capital contable al 30 de Junio de 2004 se integra como sigue:

Capital social.- representado por acciones sin expresión de valor nominal

Acciones serie A	$ 48,417	
Actualización	$ 123,213	
Prima en colocación acciones		$ 44,219
Resultados acumulados	$ 224,946	
Reserva para recompra de acciones		$ 7,665
Exceso o insuficiencia		$ (-151,885)
Resultado del ejercicio		$ (-2,915)

TOTAL CAPITAL CONTABLE $ 293,660

NOTA 6 RESERVA PARA RECOMPRA DE ACCIONES

Al 30 de Junio de 2004 el monto autorizado es de $ 25,826 de los cuales se han utilizado a esa fecha $ 18,161

El saldo al 30 de Junio de 2004 asciende a $ 7,665

NOTA 7 COSTO INTEGRAL DE FINANCIAMIENTO

Intereses a cargo	$	4,710
Intereses a favor	$	(156)
Intereses netos	$	4,554
Efecto por paridad cambiaría	$	7,571
Resultado por posición monetaria	$	(2,427)
TOTAL COSTO	$	9,698

NOTA 8 PARTIDAS EXTRAORDINARIAS

NOTA 9 RESULTADOS NETOS MENSUALES

Mes	Resultado neto	Índice neto mes Inicio	Resultado Cierre	Acumulado
Dic. 94	1,923	28.605	102.904	
Dic. 95	4,126	43.471		
Dic. 96	32,728	55.514		
Dic. 97	44,008	64.2420		
Dic. 98	56,867	76.195		
Dic. 99	66,053	85.581		
Dic.00	49,670	93.248		
Dic.01	29,335	97.354		
Dic.02	13,993	102.904		
Dic.03	664	106.996		
Enero-04	3,679	107.6610		
Febr-04	-4,292	108.3050		
Marzo 04	861	108.6720		
Abril 04	-3628	108.8360		
Mayo 04	214	108.5630		

Junio 04	251	108.6630

NOTA 10 INFORMACION POR SEGMENTOS

Las ventas de la compañía durante el 2do trimestre del ejercicio 2004,se realizaron en un 58 % al mercado nacional y en un 42 % al mercado de exportación. Adicionalmente el 100 % de sus ventas de exportación fueron a Estados Unidos de Norteamérica.

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **2** YEAR: **2004**
HILASAL MEXICANA S.A. DE C.V.

RELATIONS OF SHARES INVESTMENTS

ANNEX 3 **NON CONSOLIDATED**
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERS (2)	TOTAL AMOUNT (Thousands of Pesos)	
				ACQUISITI COST	PRESENT VALUE (3)
SUBSIDIARIES					
4 OTRAS SUBSIDIARIAS (4) (NO. DE SUBS.:)		1	0.00	0	0
TOTAL INVESTMENT IN SUBSIDIARIES				**0**	**0**
ASSOCIATEDS					
1 OTRAS ASOCIADAS (4) (No. DE ASOC.:)		1	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**0**	**0**
OTHER PERMANENT INVESTMENTS					**0**
TOTAL					**0**

NOTES

STOCK EXCHANGE CODE: **HILASAL**
HILASAL MEXICANA S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN

(THOUSANDS OF PESOS)

QUARTER: **2** YEAR: **2004**

Final Printing
NON CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
FOREIGN TRADE																
SANTANDER	16/11/2004	2.20	0	0	0	11,529	0	0	0	0	0	0	0	0	0	0
BBVA	18/05/2007	9.10	0	0	0	2,864	3,818	3,818	0	0	0	0	0	0	0	0
BBVA	31/03/2005	9.10	0	0	0	4,446	0	0	0	0	0	0	0	0	0	0
BBVA	10/03/2005	2.26	0	0	0	4,381	0	0	0	0	0	0	0	0	0	0
BBVA	10/03/2005	2.09	0	0	0	18,448	0	0	0	0	0	0	0	0	0	0
SCOTIANBANK	01/03/2006	2.83	0	0	0	0	21,906	0	0	0	0	0	0	0	0	0
BANSI	19/08/2004	13.10	0	0	0	6,000	0	0	0	0	0	0	0	0	0	0
OTHER FINANCIAL ENTITIES																
BANCOMER	12/06/2006	3.68	0	0	0	0	0	0	0	0	0	14,412	14,412	0	0	0
GE CAPITAL	29/09/2008	3.49	0	0	0	0	0	0	0	0	0	19,216	19,216	19,216	19,216	4,804
BANCOMEXT	17/03/2007	2.41	0	0	0	0	0	0	0	0	0	0	0	11,530	0	0
BANCOMEXT	17/03/2007	2.38	0	0	0	0	0	0	0	0	0	0	0	11,530	0	0
BANCOMEXT	17/03/2007	2.38	0	0	0	0	0	0	0	0	0	0	0	11,530	0	0
BANCOMEXT	17/03/2007	2.38	0	0	0	0	0	0	0	0	0	0	0	11,530	0	0
BANCOMEXT	17/03/2007	2.38	0	0	0	0	0	0	0	0	0	0	0	11,530	0	0
TOTAL BANKS			**0**	**0**	**0**	**47,668**	**25,724**	**3,818**	**0**	**0**	**0**	**33,628**	**33,628**	**76,866**	**19,216**	**4,804**
PROVEEDORES																
VARIOS			17,050	0	0	30,552	0	0	0	0	0	0	0	0	0	0
TOTAL SUPPLIERS			**17,050**	**0**	**0**	**30,552**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
VARIOS			6,977	0	0	4,823	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			**6,977**	**0**	**0**	**4,823**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**

STOCK EXCHANGE CODE: **HILASAL**
HILASAL MEXICANA S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN

(THOUSANDS OF PESOS)

QUARTER: **2** YEAR: **2004**

Final Printing
NON CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
OTHER CURRENT LIABILITIES AND OTHER CREDITS																
			24,027	0	0	83,043	25,724	3,818	0	0	0	33,628	33,628	76,866	19,216	4,804

NOTES

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **2** YEAR: **2004**

HILASAL MEXICANA S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6 **NON CONSOLIDATED**
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	0	0	0	0	0
OTHER	0	0	0	0	0
TOTAL					
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	0	0	0	0	0
INVESTMENTS	0	0	0	0	0
OTHER	0	0	0	0	0
TOTAL					
NET BALANCE					
FOREING MONETARY POSITION					
TOTAL ASSETS	**4,171**	**48,091**	**6**	**64**	**48,155**
LIABILITIES POSITION	**22,495**	**259,360**	**41**	**474**	**259,834**
SHORT TERM LIABILITIES POSITION	21,318	245,793	41	474	246,267
LONG TERM LIABILITIES POSITION	1,177	13,567	0	0	13,567
NET BALANCE	**(18,324)**	**(211,269)**	**(35)**	**(410)**	**(211,679)**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HILASAL**
HILASAL MEXICANA S.A. DE C.V.

QUARTER: **2** YEAR: **2004**

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

NON CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	155,784	309,214	(153,430)	0.62	960
FEBRUARY	161,846	315,281	(153,435)	0.63	969
MARCH	142,948	325,382	(182,434)	0.29	529
APRIL	155,636	329,922	(174,286)	0.15	261
MAY	151,331	335,729	(184,398)	0.25	(463)
JUNE	145,987	331,187	(185,200)	0.09	171
ACTUALIZATION:	0	0	0	0.00	0
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					**2,427**

NOTES

STOCK EXCHANGE CODE: QUARTER: YEAR:
HILASAL MEXICANA S.A. DE C.V.

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

NON CONSOLIDATED
Final Printing

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

STOCK EXCHANGE CODE: **HILASAL**
HILASAL MEXICANA S.A. DE C.V.

QUARTER: **2** YEAR: **2004**

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

NON CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
PLANTA EL SALTO	PLANTA INDUSTRIAL	650	85
OFICINA MEXICO	OFICINAS ADMINISTRATIVAS	0	0

NOTES

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **2** YEAR: **2004**

HILASAL MEXICANA S.A. DE C.V.

MAIN RAW MATERIALS

ANNEX 10 **NON CONSOLIDATED**

Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
QUIMICOS	CIBA,DYSTAR			NO	11.00
		ALGODON	HOHEMBERG, DUNAVANT	NO	48.00
MATERIALES	VARIOS			SI	5.00

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

)CK EXCHANGE CODE: **HILASAL** QUARTER: **2** YEAR: **2004**

ASAL MEXICANA S.A. DE C.V.

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

NON CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
.AS	3,286	219,935 0 0 0	1,361 0 0 0	122,925	55.00	LICENCIAS PROPIAS, PRESTIGE, SAHARA, ROYAL CROWN, ELITE, ELEGANCE	WAL MART, COMERCI MEXICANA, GIGANTE, CASA LEY, CHEDRAUI, SAM´S CLUB, COPPEL
)TAL		219,935		122,925			

MEXICAN STOCK EXCHANGE
SIFIC / ICS

)CK EXCHANGE CODE: **HILASAL** QUARTER: **2** YEAR: **2004**
ASAL MEXICANA S.A. DE C.V.

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

NON CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
.AS		0 0 0 0	1,693 0 0 0	115,738	ESTADOS UNIDOS	HILASAL Y LAS DE NUESTROS CLIENTES	FASHION TOWEL, BARTH & DREYFUSS MUSCOGEE, BEACH PRODUCTS
)TAL				115,738			

OTES

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **2** YEAR: **2004**

HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A	0.34700	0	20,160,000	110,085,746	130,245,746	38,640,000	7,000	41,417
TOTAL			**20,160,000**	**110,085,746**	**130,245,746**	**38,640,000**	**7,000**	**41,417**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION :
130,245,746

SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	MARKET VALUE OF THE SHARE AT QUARTER
A	9,194,254	1.03240	1.00000

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **2** YEAR: **2004**

HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **01 OF JANUARY** TO **30 OF JUNE 2004** AND **2003** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

EL SALTO, JAL, AT JULY 23 OF 2004

CLAVE DE COTIZACION: HILASAL **FECHA:** 23/07/200 17:13

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	HILASAL MEXICANA S.A. DE C.V.		
DO MICILIO:	KM 9.2 CARRETERA EL SALTO VIA EL VERDE		
COLONIA:	CORREDOR INDUSTRIAL EL SALTO .		
C. POSTAL:	45680		
CIUDAD Y ESTADO:	EL SALTO ,JAL		
TELEFONO:	(0133)36-68-19-00		
FAX:	(0133)36-68-19-16	**AUTOMATICO:**	X
E-MAIL:	hilasal@hilasal.com		
DIRECCION DE INTERNET:	www.hilasal.com		

DATOS FISCALES DE LA EMISORA

RFC EMPRESA:	HME800422NP7
DOMICILIO FISCAL:	KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA:	CORREDOR INDUSTRIAL EL SALTO
C. POSTAL:	45680
CIUDAD Y ESTADO:	EL SALTO ,JAL

RESPONSABLE DE PAGO

NOMBRE:	ING. ARMANDO GARCIA FERNANDEZ
DOMICILIO:	KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA:	CORREDOR INDUSTRIAL EL SALTO
C. POSTAL:	45680
CIUDAD Y ESTADO:	EL SALTO ,JAL
TELEFONO:	(0133) 36-68-19-00
FAX:	(0133)36-68-19-16
E-MAIL:	armando@hilasal.com

DATOS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	PRESIDENTE DEL CONSEJO
NOMBRE:	LIC PABLO GARCIA BARBACHANO
DOMICILIO:	KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA:	CORREDOR INDUSTRIAL EL SALTO .
C. POSTAL:	45680
CIUDAD Y ESTADO:	EL SALTO JAL
TELEFONO:	(0133)36-68-19-00
FAX:	(0133)36-68-19-16
E-MAIL:	hilasal@hilasal.com

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	DIRECTOR EJECUTIVO DE FINANZAS
NOMBRE:	LIC JORGE GARCIA FERNANDEZ
DOMICILIO:	KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA:	CORREDOR INDUSTRIAL EL SALTO
C. POSTAL:	45680

CLAVE DE COTIZACION: HILASAL **FECHA:** 23/07/200 17:13

CIUDAD Y ESTADO:	EL SALTO JAL
TELEFONO:	(0133)36-68-19-00
FAX:	(0133)36-68-19-16
E-MAIL:	jorge@hilasal.com

PUESTO BMV:	RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	CONTRALOR
NOMBRE:	C.P. ALEJANDRO RODRIGUEZ RODRIGUEZ
DOMICILIO:	KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA:	CORREDOR INDUSTRIAL EL SALTO .
C. POSTAL:	45680
CIUDAD Y ESTADO:	EL SALTO JAL
TELEFONO:	(0133)36-68-19-00
FAX:	(0133)36-68-19-16
E-MAIL:	arodriguez@hilasal.com

PUESTO BMV:	SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	GERENTE DE PROYECTOS
NOMBRE:	ING. ARMANDO GARCIA FERNANDEZ
DOMICILIO:	KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA:	CORREDOR INDUSTRIAL EL SALTO
C. POSTAL:	45680
CIUDAD Y ESTADO:	EL SALTO JAL
TELEFONO:	(0133)36-68-19-00
FAX:	(0133)36-68-19-16
E-MAIL:	armando@hilasal.com

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	VACANTE
NOMBRE:	VACAN VACANTE V. V.
DOMICILIO:	KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA:	CORREDOR INDUSTRIAL EL SALTO
C. POSTAL:	45680
CIUDAD Y ESTADO:	EL SALTO JAL
TELEFONO:	(0133)36-68-19-00
FAX:	(0133)36-68-19-16
E-MAIL:	hilasal@hilasal.com

PUESTO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	DIRECTOR EJECUTIVO DE VENTAS
NOMBRE:	ING JOSE EDUARDO SOL LORENZANA
DOMICILIO:	KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA:	CORREDOR INDUSTRIAL EL SALTO
C. POSTAL:	45680
CIUDAD Y ESTADO:	EL SALTO JAL
TELEFONO:	(0133)36-68-19-00
FAX:	(0133)36-68-19-16
E-MAIL:	hilasal@hilasal.com

CLAVE DE COTIZACION: HILASAL **FECHA:** 23/07/200 17:13

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	DIRECTOR EJECUTIVO DE FINANZAS
NOMBRE:	LIC JORGE GARCIA FERNANDEZ
DOMICILIO:	KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA:	CORREDOR INDUSTRIAL EL SALTO
C. POSTAL:	45680
CIUDAD Y ESTADO:	EL SALTO JAL
TELEFONO:	(0133)36-68-19-00
FAX:	(0133)36-68-19-16
E-MAIL:	jorge@hilasal.com

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	CONTRALOR
NOMBRE:	C.P. ALEJANDRO RODRIGUEZ RODRIGUEZ
DOMICILIO:	KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA:	CORREDOR INDUSTRIAL EL SALTO
C. POSTAL:	45680
CIUDAD Y ESTADO:	EL SALTO JAL
TELEFONO:	(0133)36-68-19-00
FAX:	(0133)36-68-19-16
E-MAIL:	arodriguez@hilasal.com

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	DIRECTOR EJECUTIVO DE FINANZAS
NOMBRE:	LIC. JORGE GARCIA FERNANDEZ
DOMICILIO:	KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA:	CORREDOR INDUSTRIAL EL SALTO
C. POSTAL:	45680
CIUDAD Y ESTADO:	EL SALTO JAL
TELEFONO:	(0133)36-68-19-00
FAX:	(0133)36-68-19-16
E-MAIL:	jorge@hilasal.com

STOCK EXCHANGE CODE: QUARTER: YEAR:
HILASAL MEXICANA S.A. DE C.V.

FINANCIAL STATEMENT NOTES (1)

NON CONSOLIDATED
Final Printing

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

STOCK EXCHANGE CODE: QUARTER: YEAR:
HILASAL MEXICANA S.A. DE C.V.

FINANCIAL STATEMENT NOTES (1)

NON CONSOLIDATED
Final Printing

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.